Gerwin Martin, Chief Operating Officer and Director. Mr. Martin is an experienced operations and technology executive who has developed and implemented leading edge business solutions for companies from startup to Fortune 500 in various industries. Mr. Martin is passionate about business process, operational excellence and the exact alignment of technology with the underlying business needs. Over his career of almost 30 years, Mr. Martin has held several executive and consulting positions in the high-tech, medical device, transportation, digital media, telecommunication and financial services industries demonstrating an excellent track record in developing world-class solutions to highly complex problems with competing goals and constraints. After working as an independent consult from 2005 to 2013, in October 2013, Mr. Martin founded Opexa LLC where he is Managing Partner and Senior Consultant. In April 2017, he joined BCHI as Chief Operating Officer and a member of the Board of Directors.

With his entrepreneurial mindset, Mr. Martin always keeps an eye on the bottom line and his solutions are not only result-oriented in the short term, but consider all aspects of a system lifecycle including maintainability as well as internal and external metrics and audit requirements (e.g. SOC, PCI or HIPAA). Mr. Martin holds an MS in Aeronautical Engineering from the University of Berlin, Germany.